

Mail Stop 3720

July 25, 2017

Fred Kornberg
Chief Executive Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, NY

> **Re:** **Comtech Telecommunications Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2016**
> **Filed October 6, 2016**
> **File No. 000-07928**

Dear Mr. Kornberg:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

(2) Acquisition, page F-16

1.   We note that in the acquisition of TCS you allocated 66% of the purchase price to customer relationships and backlog. Also we note that you estimated the useful life of this intangible to be 21 years. Please tell us the specific factors you considered in concluding that an estimated useful lives of 21 years is appropriate for the customer relationships intangible asset.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications